Direct Line: (212) 859-8272

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stuart.gelfond@friedfrank.com

July 7, 2014

VIA EDGAR AND COURIER

Tom Kluck

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Extended Stay America, Inc.
ESH Hospitality, Inc.
Registration Statement on Form S-1
Filed June 10, 2014
File No. 333-196647

Dear Mr. Kluck:

This letter sets forth the response of Extended Stay America, Inc. (the “Company”) and ESH Hospitality, Inc. (“ESH REIT,” and together with the Company, the “Registrants”) to the comment letter, dated July 1, 2014, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Registration Statement on Form S-1 of the Registrants filed on June 10, 2014 (the “Registration Statement”). In order to facilitate your review, we have repeated the comment in its entirety.

Incorporation by Reference, page 103

1.	We note the incorporation by reference of your combined reports on Form 10-K and 10-Q for the year and periods ended December 31, 2013 and March 31, 2014, respectively. Please provide your analysis that demonstrates that you meet the requirements to file combined periodic reports for Extended Stay America, Inc. and ESH Hospitality, Inc. Your analysis should address how the company determined that Extended Stay Inc. owns substantially all of ESH Hospitality, Inc., that there are no more than nominal differences between the financial statements of these companies and that the non-financial disclosures are substantially similar.

Securities and Exchange Commission

July 7, 2014

Response:

On behalf of the Registrants, we have submitted a written response to the Staff’s comment to the Division of Corporation Finance, Office of the Chief Accountant, as the Staff requested in a telephone conversation on July 1, 2014.

If you have any questions, please feel free to contact the undersigned at (212) 859-8272. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:	Sonia Barros (Securities and Exchange Commission)
Jerard Gibson (Securities and Exchange Commission)
Shannon Sobotka (Securities and Exchange Commission)
Bob Telewicz (Securities and Exchange Commission)
Joshua Wechsler (Fried, Frank, Harris, Shriver & Jacobson LLP)
Christine Davine (Deloitte)
Joe Foster (Deloitte)
Peter J. Crage (Extended Stay America, Inc. and ESH Hospitality, Inc.)
Ross W. McCanless (Extended Stay America, Inc. and ESH Hospitality, Inc.)